COMMENTS RECEIVED ON APRIL 4, 2011

FROM EDWARD BARTZ

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Global High Income Fund

POST-EFFECTIVE AMENDMENT NO. 85

1. "Fee Table" (prospectuses)

Annual class operating expenses
(expenses that you pay each year as a % of the value of your investment)

Management fee	0.72%
Distribution and/or Service (12b-1) fees	None
Other expenses	0.45%
Total annual operating expensesA	1.17%

A Based on estimated amounts for the current fiscal year.

C: The Staff would like us to move the footnote anchor to the "other expenses" line.

R: This change will be reflected in the fund's next filing.

2. "Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Strategies"

(Example from Fund Summary)
"• Investing a significant portion of its assets in securities of U.S. issuers.

• Adjusting allocation among markets within the following ranges: U.S. high yield (40%-80%); emerging markets debt (5%-35%); European high yield (0%-30%); and Asian high yield (0%-10%)."

(Example from Investment Details)
"FMR may invest a significant part of the fund's assets in securities of U.S. issuers.

FMR may adjust the fund's allocation among markets within the following ranges: U.S. high yield (40%-80%); emerging markets debt (5%-35%); European high yield (0%-30%); and Asian high yield (0%-10%)."

C: The Staff noted that certain principal investment strategy disclosure contradicts what would be expected of a global fund.

R: Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the term "global" in a fund's name does not trigger the 80% test of Rule 35d-1. Nonetheless, "[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world." In the past, the Commission and the Staff have distinguished "global" investment companies by suggesting that an investment company with "global" in its name invest in securities of issuers in at least three different countries (which may include the United States). (See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A.) For this fund, we think it is important to alert shareholders that among the different countries to which it allocates, the fund may make significant investments in the U.S., in particular. To address the Staff's comment and clarify disclosure, we will modify disclosure as follows (new language is underlined; deleted language [bracketed]):

(Fund Summary)
"[• Investing a significant portion of its assets in securities of U.S. issuers.]
• Allocating investments across different countries and regions.
• Investing in securities issued anywhere in the world, including potentially significant investments in U.S. issuers."

(Investment Details)
"FMR normally allocates the fund's investments across different countries and regions.

[FMR may invest the fund's assets in securities of U.S. issuers in addition to securities of non-U.S. issuers. ]

Although the fund will invest in securities of issuers located throughout the world, it may invest a significant portion of its [FMR may invest a significant part of the fund's] assets in securities of U.S. issuers."

3. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing primarily in income producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities, of U.S. and non-U.S. issuers, including emerging market countries."

C: The Staff would like us to identify the maturity strategy of the fund.

R: The funds do not have a principal investment strategy to invest in securities of a particular maturity.

4. "Fund Summary" (prospectuses)

"Principal Investment Risks"

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." We note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

5. "Fund Summary" (prospectuses)

"Investment Advisers"

"Fidelity Management & Research Company (FMR) is the fund's manager. FMR Co., Inc. (FMRC), Fidelity Management & Research (U.K.) Inc. (FMR U.K.), Fidelity Management & Research (Hong Kong) Limited (FMR H.K.), and other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that "other investment advisers" do not manage 30% or more of the fund.

R: We confirm that "other investment advisers" (other than the managers named in disclosure, as applicable) do not manage 30% or more of the fund's assets.

6. "Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"You may buy or sell shares of the fund through a Fidelity brokerage or mutual fund account, through a retirement account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV, minus the short-term redemption fee, if applicable. Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Simplified Employee Pension-IRA and Keogh accounts, and Non-Fidelity Prototype Retirement accounts	$500
Through regular investment plans in Fidelity Traditional IRAs, Roth IRAs, and Rollover IRAs (requires monthly purchases of $200 until fund balance is $2,500)	$200

The fund may waive or lower purchase minimums in other circumstances."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with Item 6(a) and 6(b), and note that comments previously received by the Staff on this section were reflected in the 485(a) filing made on February 22, 2011 for the fund.

7. "Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

8. "Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

9. Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.